FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 6, 2003

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 7. Financial Statements and Exhibits

(c)   The following exhibits are furnished herewith

        99.1   News release of Electronic Data Systems Corporation ("EDS") dated February 6, 2003.

Item 9. Regulation FD Disclosure

On February 6, 2003, EDS issued a news release regarding its results for the fourth quarter 2002. A copy of the news release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

February 6, 2003   By: /s/ D. Gilbert Friedlander
                                           D. Gilbert Friedlander, Senior Vice
                                           President, General Counsel and Secretary

Exhibit 99.1





CONTACT:
Jeff Baum
+1 972-797-9495
jeffrey.baum@eds.com

FOR RELEASE: 3:05 P.M. CST, THURSDAY, FEBRUARY 6, 2003

EDS Reports Results for 2002 Fourth Quarter, Full Year

EPS 75 Cents for Fourth Quarter of 2002; $2.28 for Full Year

PLANO, Texas – EDS today reported fourth quarter 2002 earnings per share of 75 cents and net income of $360 million, compared to earnings per share of 82 cents and net income of $405 million in the fourth quarter a year ago.

Earnings per share, adjusted for discontinued operations and a restructuring credit, were 51 cents and net income was $246 million. This relates to comparably adjusted earnings per share of 87 cents and net income of $427 million in the year-ago quarter.

Discontinued operations include EDS' Consumer Network Services (CNS) business – sold in December 2002 – and the subscription fulfillment business – held for sale at December 31, 2002. Results for the year-ago quarter exclude the impact of discontinued operations, a restructuring credit, acquired in-process research and development and other acquisition-related costs, and the change in goodwill accounting.

Fourth quarter total revenue decreased 5 percent (7 percent at constant currency) to $5.5 billion versus $5.8 billion in the year-ago period. Total revenue on an organic basis, which removes the impact of currency fluctuations, acquisitions and divestitures, decreased 7 percent.

"Market conditions in the IT services sector remained challenging in the fourth quarter as companies continued to limit discretionary spending," said Dick Brown, chairman and CEO. "However, we continued to win business, improve our free cash flow and build on our record of service excellence."

Fourth quarter contract signings were $8.1 billion versus $10.1 billion a year ago.

Fourth quarter free cash flow was $863 million compared to $453 million in the year-ago quarter.[1] This increase reflects the impact of EDS' working capital management program and the financing of certain capital expenditures through existing supplier and client-supported financing transactions**.**

Fourth quarter revenues by line of business were as follows: Operations Solutions, $3.7 billion, down 4 percent at constant currency (3 percent excluding General Motors) versus the year-ago quarter; Solutions Consulting, $1.4 billion, down 13 percent (12 percent excluding General Motors); A.T. Kearney, $234 million, down 14 percent; and PLM Solutions, $230 million, down 13 percent. EDS' General Motors revenues decreased 12 percent at constant currency in the fourth quarter to $662 million.

Operating margin was 8.8 percent in the fourth quarter versus 12.1 percent a year ago.[2] The decreases in revenues and margin resulted from the slowdown in clients' discretionary spending, the timing of contract signings, and higher than expected delivery costs on certain outsourcing and development contracts.

Fourth quarter results include a $41 million, or 6 cents per share, provision to write down EDS' investment associated with leveraged aircraft leases with United Airlines. Also included is a $42 million, or 6 cents per share, reversal of previously recorded provisions related to EDS' network services agreement with WorldCom and pre-petition receivables, which are no longer required based on the recent settlement approved by the bankruptcy court.

"We completed 2002 more selective in the business we take on and more mindful of market conditions. As EDS' recent contract signings with Bank of America and ABN AMRO illustrate, financially focused clients recognize our value propositions and ability to consistently deliver service excellence," said Brown. "Our top priorities are meeting our service commitments to our clients and our financial commitments to investors."

Full Year 2002 Results

Full-year 2002 earnings per share were $2.28 versus $2.81 per share a year ago.   Net income was $1.12 billion versus $1.36 billion in 2001. Full-year earnings per share were $2.06 and net income was $1.01 billion, excluding the impact of the divestiture of the CNS business and the operating results of the subscription fulfillment business and a restructuring credit. These results compare to year-ago earnings per share of $2.90 and net income of $1.40 billion, which exclude earnings from discontinued operations, the cumulative effect of an accounting change and the related reclassification of an investment gain, a restructuring credit, acquired in-process R&D and other acquisition-related costs, as well as the impact of the change in goodwill accounting.

Total revenue for the fiscal year of 2002 increased 2 percent to $21.5 billion versus $21.1 billion a year ago, excluding the results of discontinued operations in both periods. The total value for contracts signed in 2002 was $24.4 billion compared to $31.4 billion a year ago.

Operating margin for the full-year 2002 was 8.7 percent compared to 11.1 percent a year ago.[3] Full-year free cash flow was $1 billion versus $197 million a year ago. EDS ends 2002 with $1.9 billion in cash and marketable securities on its balance sheet, of which $1.5 billion is unrestricted.

2003 Guidance

EDS today also provided its current expectations for 2003. While the potential for increasing geopolitical risk and the related subsequent impact on certain industry segments has not been factored into the following guidance, the company has taken a cautious view of the marketplace. Noting continued weakness in technology spending and the general economy, the company said it expects:

- Full year 2003 earnings per share of $1.80 to $2.00, excluding the impact of discontinued operations.
- A low- to mid-single-digit percentage increase in base (non-GM) organic revenue for the full year 2003.
- A mid-teens to low-twenties percentage decline in GM revenues for the full year.
- First quarter earnings per share of 30 cents to 35 cents, excluding the impact of discontinued operations.
- A low- to mid-single-digit percentage decline in first quarter base organic revenue.
- A high-teens to mid-twenties percentage decline in GM revenues in the first quarter.
- Full-year 2003 free cash flow in the range of $700 million to $900 million. The company expects free cash flows to be consistent with historical quarterly patterns.

About EDS

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2002. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at EDS.com.

[1] Free cash flow is defined as cash flow from operations less capital expenditures and excludes acquisition payments, the net proceeds from divestitures and marketable security purchases and sales, and financing activities.

[2] Fourth quarter 2002 operating margin excludes a $3 million restructuring credit. Fourth quarter 2001 operating margin excludes a $15 million restructuring credit; $3 million in acquired in-process R&D and other acquisition-related costs; and $45 million of goodwill amortization.

[3] Full year 2002 operating margin excludes a $3 million restructuring credit. Full year 2001 operating margin excludes a $15 million restructuring credit; $144 million in acquired in-process R&D and other acquisition-related costs; and $173 million of goodwill amortization.

###

The statements in this press release that are not historical statements, including statements regarding expected earnings, revenue and cash flow and the value of new business signed, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These include, but are not limited to, competition in the industries in which we conduct business and the impact of competition on pricing, revenues and margins; the impact of general economic and other conditions, including the potential military action in the Middle East, on the discretionary spend of our existing clients and our ability to obtain new business; the degree to which third parties continue to outsource information technology ("IT") and business processes; the financial performance of current and future client contracts, including contracts with GM; with respect to client contracts accounted for under the percentage-of-completion method of accounting (which include several large IT service agreements), the performance of such contracts in accordance with our cost and revenue estimates and, with respect to government contracts accounted for under such method (including our Navy Marine Corp Intranet contract) our ability to fully recover certain amounts in the event of the government's cancellation of the contract or imposition of additional terms and conditions due to changes in government funding, deployment schedules or otherwise; the potential impact, if any, on a historical and prospective basis of proposed accounting rules on the treatment of service contracts; the generation of cash flow from current and future client contracts in accordance with our estimates; the impact of acquisitions and divestitures, including our ability to improve productivity and achieve synergies from acquired businesses; the cost of attracting and retaining highly skilled personnel; the carrying value of our assets; the impact of bankruptcy filings by significant customers or suppliers including, with respect to WorldCom and US Airways, the impact of their bankruptcies on the terms of our information technology agreements with those companies; with respect to the funding of our pension plan obligations, the performance of our investments relative to our assumed rate of return; changes in tax laws and interpretations, and failure to obtain treaty relief from double taxation; and fluctuations in foreign currency and exchange rates. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF RESULTS OF OPERATIONS
(in millions, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,	
	2002	**2001**	**2002**	**2001**
Revenues[1]	$ 5,507	$ 5,801	$ 21,502	$ 21,141
Costs and expenses				
Cost of revenues[2]	4,530	4,639	17,744	17,086
Selling, general and administrative	495	502	1,889	1,880
Acquired in-process R&D and other acquisition-related costs[3]	--	3	--	144
Restructuring and other charges	(3)	(15)	(3)	(15)
Total costs and expenses	5,022	5,129	19,630	19,095
Operating income	485	672	1,872	2,046
Other income (expense)				
Interest expense and other, net	(108)	(55)	(347)	(213)
Reclassification of investment gain from equity[4]	--	--	--	315
Total other income (expense)	(108)	(55)	(347)	102
Income from continuing operations before income taxes	377	617	1,525	2,148
Provision for income taxes	129	218	518	794
Income from continuing operations	248	399	1,007	1,354
Income from discontinued operations, net of income taxes[5]	112	6	109	33
Income before cumulative effect of a change in accounting principle	360	405	1,116	1,387
Cumulative effect on prior years of a change in accounting for derivatives, net of income taxes[4]	--	--	--	(24)
Net income	$ 360	$ 405	$ 1,116	$ 1,363
Basic earnings per share of common stock[6]				
Income from continuing operations	$ 0.52	$ 0.84	$ 2.10	$ 2.88
Income from discontinued operations	0.24	0.01	0.23	0.07
Cumulative effect on prior years of a change in accounting for derivatives	--	--	--	(0.05)
Net income	$ 0.76	$ 0.85	$ 2.33	$ 2.90
Diluted earnings per share of common stock[6]				
Income from continuing operations	$ 0.52	$ 0.81	$ 2.06	$ 2.79
Income from discontinued operations	0.23	0.01	0.22	0.07
Cumulative effect on prior years of a change in accounting for derivatives	--	--	--	(0.05)
Net income	$ 0.75	$ 0.82	$ 2.28	$ 2.81
Weighted average number of shares outstanding				
Basic	477	475	479	470
Diluted	483	491	489	484
Cash dividends per share	$ 0.15	$ 0.15	$ 0.60	$ 0.60

Refer to the following page for accompanying notes to the summary of results of operations.

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

NOTES TO THE SUMMARY OF RESULTS OF OPERATIONS

1. Revenues from base (non-GM) clients were $4,845 million and $5,048 million for the three months ended December 31, 2002 and 2001, respectively, and $18,907 million and $18,068 million for the years ended December 31, 2002 and 2001, respectively. Revenues from GM and its affiliates were $662 million and $753 million for the three months ended December 31, 2002 and 2001, respectively, and $2,595 million and $3,073 million for the years ended December 31, 2002 and 2001, respectively.

2. A new accounting standard related to goodwill and intangible assets was fully adopted effective January 1, 2002. Under the new standard, goodwill and certain intangible assets are no longer amortized but instead tested for impairment at least annually. In accordance with the new standard, results of operations for 2001 are reported under the previous accounting standards for goodwill and intangible assets. Amortization expense related to goodwill and intangible assets no longer amortized under the new standard was $45 million ($37 million after tax), or $0.08 per diluted share, for the three months ended December 31, 2001, and $173 million ($143 million after tax), or $0.30 per diluted share, for the year ended December 31, 2001.

3. Expenses represent amounts primarily allocated to acquired in-process research and development ("R&D") associated with the acquisitions of Structural Dynamics Research Corporation and the minority interest in our Unigraphics Solutions Inc. subsidiary. In accordance with generally accepted accounting principles, acquired in-process R&D is required to be charged to expense in the period of the acquisition. Acquired in-process R&D is not deductible in the computation of the provision for income taxes. Additionally, other acquisition-related costs associated with certain employee stock option transactions and the integration of PLM Solutions were incurred.

4. A new accounting standard related to derivative financial instruments was adopted effective January 1, 2001. The cumulative effect of this accounting change on years prior to 2001 was a charge of $37 million ($24 million after tax) that was reflected in the first quarter of 2001. As a result of the adoption of this standard, the Company also recognized a pre-tax gain of $315 million ($202 million after tax) in other income resulting from the reclassification of a gain on a related equity security previously classified in "accumulated other comprehensive income" within shareholders' equity. These items had a net positive impact on basic and diluted earnings per share of $0.38 and $0.37, respectively, for the year ended December 31, 2001.

5. Amounts represent the net results of the Consumer Network Services ("CNS") unit sold during the three months ended December 31, 2002, and the subscription fulfillment business held for sale at December 31, 2002. Net results for the three months and year ended December 31, 2002, include a gain on the sale of CNS of $169 million ($112 million after tax). Net results for the three months and year ended December 31, 2002, also include asset impairment provisions of $3 million ($2 million after tax) and $38 million ($25 million after tax), respectively, associated with the subscription fulfillment business.

6. Basic and diluted earnings per share of common stock were $0.52 and $0.51, respectively, for the three months ended December 31, 2002, and $2.10 and $2.06 for the year ended December 31, 2002, after excluding from net income restructuring and other charges and income from discontinued operations (see Note 4). Basic and diluted earnings per share of common stock were $0.90 and $0.87, respectively, for the three months ended December 31, 2001, and $2.99 and $2.90 for the year ended December 31, 2001, after excluding from net income restructuring and other charges, amortization expense related to goodwill and intangible assets no longer amortized (see Note 2), the amounts related to acquired in-process R&D and other acquisition-related costs (see Note 3), income from discontinued operations (see Note 4) and the impact of the new accounting principle for derivative financial instruments and the related reclassification of a gain on a related equity security (see Note 5).

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED BALANCE SHEETS
(in millions)

	December 31,	
	2002	**2001**
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,642	$ 521
Marketable securities	248	318
Accounts receivable and unbilled revenue, net	6,435	5,642
Prepaids and other	1,060	893
Total current assets	9,385	7,374
Property and equipment, net	3,023	3,082
Investments and other assets	986	911
Software, goodwill and other intangibles, net	5,486	4,986
Total assets	$ 18,880	$ 16,353
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,674	$ 3,298
Deferred revenue	830	488
Income taxes	386	190
Current portion of long-term debt	1,239	36
Total current liabilities	6,129	4,012
Deferred income taxes	51	234
Pension benefit liability	1,113	325
Long-term debt, less current portion	4,148	4,692
Minority interests and other long-term liabilities	417	644
Shareholders' equity	7,022	6,446
Total liabilities and shareholders' equity	$ 18,880	$ 16,353

ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

SUMMARY OF CONSOLIDATED CASH FLOWS
(in millions)

	Three Months Ended December 31,		Years Ended December 31,	
	2002	**2001**	**2002**	**2001**
Net cash provided by operating activities[1]	$ 1,052	$ 768	$ 2,246	$ 1,722
Cash Flows from Investing Activities				
Proceeds from sales of marketable securities	23	1	60	58
Proceeds from investments and other assets	158	87	217	237
Proceeds from divestitures	301	--	301	26
Payments for purchases of property and equipment	(183)	(329)	(973)	(1,285)
Payments for investments and other assets	(56)	(41)	(175)	(201)
Payments for acquisitions, net of cash acquired	--	(239)	(107)	(2,089)
Payments for purchases of software and other intangibles	(112)	(59)	(367)	(294)
Payments for purchases of marketable securities	(8)	(11)	(20)	(58)
Other	4	27	67	18
Net cash provided by (used in) investing activities	127	(564)	(997)	(3,588)
Cash Flows from Financing Activities				
Proceeds from long-term debt	437	917	461	3,211
Payments on long-term debt	(38)	(177)	(171)	(425)
Net increase (decrease) in borrowings with original maturities less than 90 days	(238)	(782)	147	(700)
Payments for redeemable stock of subsidiary	--	--	--	(163)
Purchase of treasury stock	--	--	(380)	--
Employee stock transactions	6	206	89	417
Dividends paid	(72)	(72)	(287)	(283)
Other	(8)	(1)	(25)	7
Net cash provided by (used in) financing activities	87	91	(166)	2,064
Effect of exchange rate changes on cash and cash equivalents	33	(8)	38	(70)
Net increase in cash and cash equivalents	1,299	287	1,121	128
Cash and cash equivalents at beginning of period	343	234	521	393
Cash and cash equivalents at end of period	$ 1,642	$ 521	$ 1,642	$ 521

(1) Depreciation and amortization was $384 million and $378 million for the three months ended December 31, 2002 and 2001, respectively. Depreciation and amortization was $1,443 million and $1,482 million for the years ended December 31, 2002 and 2001, respectively.